Delisting Determination, The Nasdaq Stock Market, LLC, January 24, 2025, BIMI International Medical Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the security of BIMI International Medical Inc.
effective at the opening of the trading session on February 3, 2025. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1).
The Company was notified of the Staff determination on July 23, 2024. On July 30, 2024, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Listing Rule 5815.
On August 20, 2024, the Company withdrew its appeal. The Company securities were suspended on August 22, 2024. The Staff determination to delist the Company securities became final on August 22, 2024.